联络智能
lianluo smart

VOTE

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Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

Votes submitted electronically must be received by April 7, 2020 at 10:00 a.m., Eastern Time

Online
Go to **www.investorvote.com/LLIT** or scan the QR code — login details are located in the shaded bar below.

Phone
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/LLIT

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Special Meeting Proxy Card

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▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommend a vote FOR Proposals 1 – 3.

	For	Against	Abstain
1. To consider and vote upon a proposal to (i) approve a combination of common shares, par value US$0.002731 of the Company ("**Common Shares**") at a ratio within the range from one-for-two up to one-for-twenty to be determined by the Board of Directors of the Company (the "**Share Combination**") and (ii) amend the Amended and Restated Memorandum and Articles of Association of the Company to provide that the Board of Directors may (a) settle as it considers expedient any difficulty which arises in relation to any combination or consolidation of shares of the Company and (b) determine to compulsorily redeem any fractional shares arising under a share combination of the Company so that (subsequent to such redemption) the shareholder holds a whole number of shares (the "**Share Combination Proposal**").	☐	☐	☐
2. Following the approval of the Share Combination Proposal, to consider the vote on a proposal to amend the Amended and Restated Memorandum and Articles of Association of the Company (subject to the determination by the Board of Directors of the Company of a ratio for the Share Combination) to convert all Class B Common Shares into the same number of Class A Common Shares as soon as the Class B shareholders in aggregate beneficially own less than 5% of the total issued and outstanding Class B Common Shares immediately after the effectiveness of the Share Combination.	☐	☐	☐
3. To consider and vote upon a proposal to amend the Amended and Restated Memorandum and Articles of Association of the Company to provide that shareholders of the Company may amend the Memorandum or Articles of Association of the Company by a resolution consented to in writing by the shareholders representing a majority of the votes of the shares entitled to vote thereon.	☐	☐	☐

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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Small steps make an impact.

Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/LLIT

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — LIANLUO SMART LIMITED

Special Meeting of Shareholders

10:00 p.m. Eastern Time on April 7, 2020 (10:00 a.m. Beijing time, April 8, 2020)

This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Ping Chen and Zhitao He, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the Common Shares of Lianluo Smart Limited that the shareholder(s) is/are entitled to vote at the Special Meeting of Shareholder(s) to be held at 10:00 p.m. Eastern Time on April 7, 2020 (10:00 a.m. Beijing time, April 8, 2020) at Room 611, 6th Floor, BeiKong Technology Building, No. 10 Baifuquan Road, Beijing 102200, China and any adjournment or postponement hereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S).

IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR EACH PROPOSAL. IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE

Continued and to be signed on the reverse side

C Non-Voting Items

Change of Address — Please print new address below.

Comments — Please print your comments below.

Meeting Attendance

Mark box to the right if you plan to attend the Special Meeting. ☐